June 8, 2020

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company
Initial Registration Statement on Form S-3
File No. 333-238470
RiverSource® Structured Solutions annuity

Dear Mr. Cowan:

We received comments from you on June 3, 2020 with respect to Registrant’s above-referenced Initial Registration Statement on Form S-3 filed on March 18, 2020.

Comments and responses are outlined below.

Comment 1: The requested effective date is June 22, 2020 and the auditors consent will be more than 30 days old on the requested date. Please include new auditors consent in the pre-effective amendment. Also, we noted that the auditors consent does not contain a statement that ‘consents’ to PWC being named an expert. Please explain why this statement is not included.

Response: The subsequent pre-effective amendment will include the revised auditors consent with a statement referencing PWC as the experts. In addition, we have added the following disclosure to the “Other Information” section:

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Comment 2: Please include a hyperlink to information incorporated by reference in the registration statement, if publicly available on EDGAR. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

Response: The hyperlink to information incorporated by reference will be included.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood

Assistant General Counsel and

Assistant Secretary